NATURE WOOD GROUP LIMITED

Avenida da Amizade no. 1287

Chong Fok Centro Comercial, 13 E

Macau S.A.R.

September 7, 2023

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Eranga Dias / Jay Ingram

RE:	Nature Wood Group Limited (the “Company”)
Registration Statement on Form F-1 (File No. 333- 271425) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern time on September 11, 2023, or as soon thereafter as practicable.

The Company understands that the representative of the underwriters, on behalf of the prospective underwriters of the offering, has joined in this request in a separate letter filed with the Commission today.

Please contact Mr. Lawrence Venick of Loeb & Loeb LLP, the Company’s counsel, at +852.5600.0188 or via e-mail at lvenick@loeb.com with any questions you may have concerning this request. In addition, please notify our counsel when this request for acceleration has been granted.

Very truly yours,

NATURE WOOD GROUP LIMITED

By:	/s/ Hok Pan Se
Name:	Hok Pan Se
Title:	Director